                                                      -------------------------
                                                             OMB APPROVAL
                                                      -------------------------
                                                      OMB NUMBER: 3235-0145
                                                      Expires: October 31, 1994
                                                      Estimated average burden
                                                      hours per form .... 14.90
                                                      -------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. _________)*


                       American Storage Properties, L.P.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                       Interests in Limited Partnership
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                     NONE
                       --------------------------------
                                (CUSIP Number)

                David B.H. Martin, Jr., Hogan & Hartson L.L.P.,
         555 Thirteenth Street, NW, Washington, DC 20004, 202/637-5600
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 19, 1996
                       --------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- ----------------------                                 -------------------------
CUSIP No.   NONE                                        Page  2   of   6  Pages
- ----------------------                                 -------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Public Storage, Inc.

- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                               (b) [ ]


- --------------------------------------------------------------------------------
3     SEC USE ONLY

- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
           WC
- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]
- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
           California
- --------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                                  13,464
    NUMBER OF     --------------------------------------------------------------
     SHARES              8  SHARED VOTING POWER
   BENEFICIALLY                    - 0 -
     OWNED BY     --------------------------------------------------------------
       EACH              9  SOLE DISPOSITIVE POWER
    REPORTING                      13,464
      PERSON      --------------------------------------------------------------
       WITH              10  SHARED DISPOSITIVE POWER
                                   - 0 -
- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  13,464
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           26.9%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
           CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- ----------------------                                 -------------------------
CUSIP No.   NONE                                        Page  3   of   6  Pages
- ----------------------                                 -------------------------

          ITEM 1.   SECURITY AND ISSUER

          This Statement on Schedule 13D relates to limited partnership interests (the "Interests") in American Storage Properties, L.P., a Virginia Limited Partnership (the "Partnership"). The address of the principal executive office of the Partnership is 3 World Financial Center, 29th Floor, New York, New York.


          ITEM 2.  IDENTITY AND BACKGROUND

          This Statement is filed by Public Storage, Inc. (the "Company"), a California corporation with its principal office located at 701 Western Avenue, Second Floor, Glendale, California 91210-2397. The Company is a REIT, organized in 1980, that has invested primarily in existing mini-warehouses. The Company has also invested to a much smaller extent in existing business parks containing commercial and industrial rental space.

          (d)-(e) During the last 5 years, the Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding the Company was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Company paid $5,639,740 to purchase 13,460 Interests on
April 19, 1996. Expenses (exclusive of the purchase price of the Interests) are estimated at $190,000. The source of these funds was the Company's general corporate funds.


          ITEM 4.   PURPOSE OF TRANSACTION

          The Company believes that the acquisition of the Interests represents a good investment for the Company and its shareholders. The Company has acquired the Interests for investment purposes.

          (a) The Company may acquire additional Interests. Any such acquisitions may be made through private purchases, through one or more future tender offers or by any other means deemed advisable by the Company. See, however, the disclosure regarding the Letter Agreement set forth in
Item 6 herein.

          (b)-(j)  Not applicable.

- ----------------------                                 -------------------------
CUSIP No.   NONE                                        Page  4   of   6  Pages
- ----------------------                                 -------------------------

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) The Company beneficially owns 13,464 Interests in the Partnership which represents 26.9% of the outstanding Interests.

          (b) The Company has the sole power to vote 13,464 Interests, subject to the disclosure regarding the Letter Agreement set forth in Item 6 herein. The Company has the sole power to dispose of 13,464 Interests.

          (c) On April 19, 1996, the Company purchased from interest holders 13,460 Interests for $419 per Interest. These Interests were tendered in response to an offer to purchase dated March 1, 1996, with an expiration date of April 2, 1996 which was disseminated to interest holders by the Company.

          (d)-(e)  Not applicable.


          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The Company and the Partnership entered into a letter agreement dated February 9, 1996 (the "Letter Agreement"). In the Letter Agreement, the Company agreed, among other things, that prior to August 9, 1997, neither the Company nor any Affiliate of the Company (as Affiliate is defined in Rule 405 under the Securities Act of 1933, as amended) would, without prior written consent of the Partnership, (i) in any manner, acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, any Interests, provided that the Company could commence a tender offer for a maximum of 25% of the outstanding Interests,
(ii) in any manner, other than pursuant to clause (i) above, acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, more than 5% of the outstanding Interests of the Partnership, from interest holders or otherwise, whether before or after the tender offer expired or was terminated,
(iii) propose, or propose to enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition of assets, liquidation or other similar transaction involving the Partnership, (iv) form, join or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any voting securities of the Partnership, (v) disclose any intention, plan or arrangement inconsistent with the terms of the Letter Agreement, or (vi) loan money to, advise, assist or encourage any person in connection with any of the actions described in the Letter Agreement.

          In addition, in the Letter Agreement, the Company agreed that prior to August 9, 1997, it would vote any Interests obtained as a result of the tender offer or in the secondary market as stated in (ii) above on all issues in the same manner as by the majority of all other holders of Interests who vote on any such proposal. The Company further agreed that, without the prior written consent of the Partnership, the Company would not make, or in any way participate, directly or indirectly, in any "solicitation" or "proxies" or "consents" (as such terms

- ----------------------                                 -------------------------
CUSIP No.   NONE                                        Page  5   of   6  Pages
- ----------------------                                 -------------------------

are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Partnership or demand a copy of the Partnership's ledgers, list of limited partner security holders or any other books and records of the Partnership. The Letter Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1 -  Letter Agreement dated February 9, 1996 between the
                       Partnership and the Company

- ----------------------                                 -------------------------
CUSIP No.   NONE                                        Page  6   of   6  Pages
- ----------------------                                 -------------------------

                                   Signature



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.



Dated:  April 25, 1996


                                           PUBLIC STORAGE, INC.



                                           By:   /s/ David Goldberg
                                                -------------------
                                                David Goldberg
                                                Senior Vice President and
                                                General Counsel